January 3, 2008

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	Achillion Pharmaceuticals, Inc. (File No. 1-33095)
Form 10-K for Fiscal Year Ended December 31, 2006

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to comments contained in a letter dated December 18, 2007 (the “Letter”) from Jim Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Mary Kay Fenton, Chief Financial Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the number of comments in the Letter and to the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Notes to Financial Statements, page F-7

Revenue Recognition, page F-8

1.	Regarding your proportionate performance accounting:

•

Revise to disclose the types of payments included in the total effort expected for all of your performance obligations under the arrangement. Specifically, address if milestones to be achieved are included in the total effort expected. For each payment included in the total effort expected amount, tell us what must occur in order for you to be entitled to the payment and why you believe the amount to be fixed and determinable in accordance with SAB 104.

•

Disclose what estimates are included in “actual effort expended in that period,” the uncertainties underlying these estimates, if any. Tell us why you believe that you are able to reasonably estimate this total.

Response:

The Company notes that each collaboration arrangement has unique and varying terms, rights and obligations. Management evaluates the specific facts and circumstances within each collaboration in determining the appropriate accounting model under Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition and Emerging Issue Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

Inclusion of payments within the calculation of revenue depends upon the relevant accounting model. Generally, revenues during the period of performance will include an up-front payment, reimbursement of direct labor and other direct costs and certain time or performance-based milestones. Regardless of the accounting model, aggregate revenue recorded will not exceed aggregate non-refundable amounts received and/or receivable by the Company to date under the arrangement, and as such, is fixed.

Actual effort expended during the period of performance is generally based upon actual direct labor hours incurred to date. Total expected effort is generally based upon the total direct labor hours or full-time equivalents incorporated into the detailed budget and project plan agreed to by both parties. This detailed plan is based upon respective obligations outlined within the specific arrangement.

In order to further clarify the Company’s accounting policy, the Company proposes enhancing its Revenue Recognition policy footnote beginning with its 2007 Annual Report on Form 10-K by including the following updated disclosures:

Revenue Recognition

The Company recognizes revenue from contract research and development and research progress payments in accordance with Staff Accounting Bulletin (“SAB”), No. 104, Revenue Recognition (“SAB 104”) and Financial Accounting Standards Board (“FASB”), Emerging Issue Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Revenue-generating research and development collaborations are often multiple element arrangements, providing for a license as well as research and development services. Such arrangements are analyzed to determine whether the deliverables, including research and development services, can be separated or whether they must be accounted for as a single unit of accounting in accordance with EITF 00-21. The Company recognizes upfront license payments as revenue upon delivery of the license only if the license has standalone value and the fair value of the undelivered performance obligations can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have standalone value or (ii) have standalone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting, and the up-front license payments are recognized as revenue over the estimated period of when the Company’s performance obligations are performed.

When the Company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed, and revenue related to up-front license payments will be recognized. Revenue will be recognized using either a proportionate performance or straight-line method. The Company recognizes revenue using the proportionate performance method provided that it can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Under the proportionate performance method, periodic revenue related to up-front license payments is recognized as the percentage of actual effort expended in that period to total effort expected for all of the Company’s performance obligations under the arrangement. Actual effort is generally determined based upon actual direct labor hours or full-time equivalents incurred and include research and development activities performed by internal scientists. Total expected effort is generally based upon the total direct labor hours of full-time equivalents incorporated into the detailed budget and project plan that is agreed to by both parties to the collaboration. Significant management judgment is required in determining the expected level of effort required under an arrangement and the period over which the Company expects to complete the related performance obligations. In the event that a change in estimate occurs, the change will be accounted for using the cumulative catch-up method which provides for an adjustment to revenue in the current period. Estimates of the Company’s level of effort may change in the future, resulting in a material change in the amount of revenue recognized in future periods. We experienced a material change in estimate to reflect increased future costs during our 2006 fourth quarter, which resulted in a cumulative decrease to revenue in the quarter (see Note 18).

Generally under collaboration arrangements, payments received during the period of performance may include up-front payments, time- or performance-based milestones and reimbursement of internal and external costs. The proportion of actual performance to total expected performance is applied to these payments in determining periodic revenue, but will be limited by the aggregate cash received or receivable to date by the Company.

Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met: (1) the milestone payments are non-refundable, (2) achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement, (3) substantive effort is involved in achieving the milestone, (4) the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone and (5) a reasonable amount of time passes between the upfront license payment and the first milestone payment as well as between each subsequent milestone payment (the “Substantive Milestone Method”).

Reimbursement of costs is recognized as revenue provided the provisions of EITF Issue No. 99-19 are met, the amounts are determinable and collection of the related receivable is reasonably assured.

The Company also recognizes revenue from the National Institutes of Health (“NIH”), which is used to subsidize certain of our research projects. NIH grant revenue is recognized as efforts are expended and as eligible project costs are incurred. We perform work under the NIH grants on a best-effort basis.

For details of the Company’s collaboration arrangement with Gilead Sciences, Inc., refer to Note 5.

5. Collaboration Arrangement, page F-15-F16

2.	You refer to a valuation analysis performed by an unrelated third-party independent valuation firm. This reference suggests to an investor that you are placing reliance on the firm. Please include the name of the valuation firm in the ‘34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a ‘33 Act registration statement, a consent from the valuation specialist must be provided in the ‘33 Act registration statement.

Response:	The Company advises the staff that the valuation company utilized is Fletcher Spaght, Inc., and that the Company will name this valuation firm in its disclosure regarding the collaboration agreement in future filings. Additionally, the Company will obtain a consent from Fletcher Spaght if the Form 10-K is incorporated by reference into a ‘33 Act registration statement. The Company advises the Staff that Fletcher Spaght’s consent was previously filed with the Company’s Registration Statement on Form S-1 (file no. 333-132921) filed on March 31, 2006, as amended, in connection with its disclosure regarding share-based compensation.

*    *    *

In connection with this response, Achillion has authorized us to acknowledge to you, on its behalf, that:

•	Achillion is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Achillion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (212) 295-6307 or Susan Mazur of this Firm at (781) 966-2005 with any questions concerning this letter. Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Steven D. Singer
Steven D. Singer

cc:	Mary Kay Fenton, Achillion Pharmaceuticals, Inc.

Susan L. Mazur